SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

76116A306

(CUSIP Number of Class of Securities)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Cognetti, Esq.

Michael Brandt, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 15, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76116A306	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,268,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,268,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON* PN, IA

SCHEDULE 13D

CUSIP No. 76116A306	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,268,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,268,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON* PN, HC

SCHEDULE 13D

CUSIP No. 76116A306	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,268,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,268,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON* OO, HC

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation (the “Issuer”), to amend the Schedule 13D filed on January 26, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 9, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on March 12, 2018 (“Amendment No. 2”) and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and restated to read as follows:

The 2,268,400 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions. The Funds expended an aggregate of approximately $59,247,286.56 of their own investment capital to acquire the shares held by them.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On May 15, 2018, MAC and its affiliate Monarch Energy Holdings LLC (“MEH” and, together with MAC, “Monarch”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”). The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.6 hereto and is incorporated herein by reference.

Effective upon the execution of the Settlement Agreement, the Issuer increased the size of the Board to eleven (11) members (from eight (8) members) and Joseph Citarrella, a Managing Principal of MAC, was appointed to fill one of the vacancies on the Board resulting therefrom, with Mr. Citarrella appointed to the class of directors whose term expires at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”). The Issuer appointed Wilkie S. Colyer, Jr. and Robert Raymond to fill the remaining vacancies, with Messrs. Colyer and Raymond appointed to the class of directors whose term expires at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”). Pursuant to the terms of the Settlement Agreement, Monarch withdrew its Notice of Stockholder Nominations of Individuals for Election as Directors at the 2018 Annual Meeting of Stockholders of Resolute Energy Corporation submitted to the Issuer on February 8, 2018.

In addition, the Issuer agreed to engage each of Petrie Partners, LLC and Goldman Sachs & Co. LLC (the “Advisors”) on customary and reasonable terms to assist the Issuer in a review of the Issuer’s business plan, competitive positioning, and potential strategic alternatives, including potential merger, sale or business combination alternatives.

Pursuant to the terms of the Settlement Agreement, at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”), the Issuer will seek stockholder approval to amend its certificate of incorporation to provide for the declassification of the Board (the “Declassification Amendment”) (which Board is currently divided into three classes, with the members of each class serving staggered three-year terms). If approved at the 2018 Annual Meeting, each director elected at the 2018 Annual Meeting and each director elected at each future annual meeting will be elected for a one-year term such that, commencing with the 2020 Annual Meeting, all directors standing for election at such meeting will be elected for one-year terms. The Issuer has also agreed not to increase the size of the Board above eleven (11) directors at any time prior to the date of the 2019 Annual Meeting without approval of the Monarch Designee. Moreover, if the Declassification Amendment is approved at the 2018 Annual Meeting, the Issuer has agreed that it will not alter the classes to which directors are assigned if the result of any such alteration would be that less than a majority of the directors of the Board stand for election at the 2019 Annual Meeting.

Monarch and the Issuer agreed that in the event of the Monarch Designee’s (as defined below) death, incapacity or resignation due to bona fide cessation to be an employee or an affiliate of Monarch at any time prior to the Termination Date (as defined below), then Monarch will have the right to select a replacement candidate who is reasonably acceptable to the Issuer and satisfies other Board membership criteria (any such replacement designee, a “Replacement Designee”). Such Replacement Designee shall be appointed to the Board and each committee of the Board on which Mr. Citarrella (or any Replacement Designee, the “Monarch Designee”) served, if any, in substitution for such Monarch Designee to serve the unexpired term of the departed Monarch Designee.

By entering into the Settlement Agreement, Monarch has agreed to cause all shares of Common Stock owned beneficially by the Reporting Persons to be voted at the 2018 Annual Meeting in favor of (i) the Declassification Amendment, (ii) Nicholas J. Sutton, Gary L. Hultquist and Janet W. Pasque as directors for election to the Board, (iii) the Issuer’s “say on pay” proposal with regard to compensation paid to its named executive officers, and (iv) the ratification of the Issuer’s appointment of KPMG LLP as its independent registered public accounting firm for the 2018 fiscal year.

The Issuer has agreed to reimburse Monarch for up to $400,000 in expenses it incurred in connection with the execution and delivery of the Settlement Agreement and related prior activities.

Pursuant to the terms of the Settlement Agreement, until the Termination Date (as defined below), Monarch agreed, among other things, subject to customary exceptions: (i) not to solicit proxies or written consents of stockholders or assist in any solicitation or any proxy, consent or other authority to vote shares of Common Stock; (ii) not to advise, encourage, support or influence any person with respect to the voting of any securities of the Issuer at the 2018 Annual Meeting, the 2019 Annual Meeting or any special meeting of the Issuer’s stockholders; (iii) not to seek or encourage any person to submit nominations for, or take any other action with respect to the election or removal of directors; and (iv) not to seek representation on the Board (other than as provided in the Settlement Agreement).

The Settlement Agreement also contains customary mutual non-disparagement provisions that will be in effect until the Termination Date (as defined below).

The Settlement Agreement will terminate on the earlier of (i) the date Monarch elects to terminate the Settlement Agreement, which it may so elect at any time from and after the date that is the tenth (10th) business day prior to the expiration date of the Issuer’s advance notice period for the nomination of directors at the 2019 Annual Meeting (an “Investor Termination”) and (ii) the date the 2019 Annual Meeting is held (the “Termination Date”). In the event of an Investor Termination, the Monarch Designee will resign immediately upon, and as a condition to, the effectiveness of such termination.

In connection with the Settlement Agreement, Monarch also entered into a non-disclosure agreement with the Issuer, pursuant to which the Monarch Designee may share certain information about the Issuer with Monarch.

Item 5.	Interests in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is hereby amended and restated to read as follows:

(a) Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 2,268,400 shares of Common Stock. Such shares represent 9.79% of the 23,160,922 common shares outstanding as of April 30, 2018, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2018. None of the individual Funds beneficially own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b) MAC, MDRA GP and Monarch GP share voting and dispositive power over 2,268,400 shares of Common Stock with each applicable Fund directly holding such shares, except for 100 of such shares, which the Funds hold indirectly through affiliated entities.

(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

On May 15, 2018, Monarch and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.6 hereto. Item 4 is hereby expressly incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

99.6	Settlement Agreement, dated as of May 15, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Resolute Energy Corporation, filed on May 16, 2018).

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2018	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Member

Dated: May 16, 2018	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Member

Dated: May 16, 2018	MONARCH GP LLC

	By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Member

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Monarch Alternative Capital LP	4/16/2018	75,000	$33.85